UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38245

Akso Health Group

(Translation of registrant’s name into English)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

People’s Republic of China
Tel: +86 152 1005 4919

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Change in Registrant’s Certifying Accountant

On May 12, 2026, the audit committee (the “Committee”) of the board of directors (the “Board”) of Akso Health Group (the “Company”), has resolved to dismiss the engagement of Onestop Assurance PAC (the “Former Auditor”) as the Company’s independent registered public accounting firm, effective on May 12, 2026, and to appoint CHI-LLTC (the “New Auditor”) to serve as its independent registered public accounting firm, effective on May 12, 2026.

During the two most recent fiscal years ended March 31, 2025 and 2024, and through the subsequent interim period preceding the release, the Former Auditor has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years ended March 31, 2025 and 2024, and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided the Former Auditor with a copy of this report prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”). The Former Auditor has provided a letter to us and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

During the two most recent fiscal years ended March 31, 2025 and 2024, and any subsequent interim periods prior to the engagement of the New Auditor, neither the Company, nor someone on behalf of the Company, has consulted New Auditor regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (ii) the type of audit opinion that might be rendered on the Company’s financial statements by the New Auditor in either case where written or oral advice provided by the New Auditor would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (iii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter from Onestop Assurance PAC to the U.S. Securities and Exchange Commission

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
Yilin (Linda) Wang
Chief Executive Officer

Date: May 13, 2026

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